UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 6, 2021

Khosla Ventures Acquisition Co. II

(Exact name of registrant as specified in its charter)

Delaware	001-40246	86-1776836
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2128 Sand Hill Road Menlo Park, California		94025
(Address of principal executive offices)		(Zip Code)

(650) 376-8500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	KVSB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

Khosla Ventures Acquisition Co. II (“KVSB”) is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On July 6, 2021, KVSB entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nextdoor, Inc., a Delaware corporation (“Nextdoor”), and Lorelei Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVSB (“Merger Sub”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Nextdoor, the separate corporate existence of Merger Sub will cease and Nextdoor will be the surviving corporation and a wholly owned subsidiary of KVSB (the “Merger”);

(ii) as a result of the Merger, KVSB will implement a 10:1 high-vote class of stock designated as Class B common stock, par value $0.0001 per share (“New Nextdoor Class B common stock”), and among other things, (a) all outstanding shares of capital stock and share issuance commitments of Nextdoor will be canceled in exchange for the right to receive 350.0 million shares of New Nextdoor Class B common stock less the number of shares underlying the shares subject to the equity awards in (b) (with the exchange ratio determined by using treasury share method for options), (b) all outstanding equity awards of Nextdoor will be cancelled in exchange for equity awards of KVSB pursuant to which shares of New Nextdoor Class B common stock may be issuable as set forth in, and upon the terms and subject to the conditions of, the Merger Agreement, (c) all outstanding shares of existing KVSB Class B common stock, par value $0.0001 per share (“KVSB Class B common stock”), will be converted into an aggregate of 7,347,249 shares of KVSB Class A common stock, par value $0.0001 per share (“KVSB Class A common stock”), and exchanged on a 1:1 basis for shares of New Nextdoor Class B common stock and (d) all outstanding shares of KVSB Class K common stock, par value $0.0001 per share (“KVSB Class K common stock”), will be reclassified as 3,061,354 shares of New Nextdoor Class B common stock; and

(iii) upon the effective time of the Business Combination, KVSB will immediately be renamed to a name to be agreed by KVSB and Company.

The Board of Directors of KVSB (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement and the Business Combination and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of KVSB.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the stockholders of KVSB and stockholders of Nextdoor, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by KVSB in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on the Nasdaq Stock Market or New York Stock Exchange of the shares of KVSB Class A common stock, par value $0.0001 per shares (“New Nextdoor Class A common stock”), into which the New Nextdoor Class B common stock would be convertible on a 1:1 basis, (v) that KVSB have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions enjoining or prohibiting the Merger.

Other conditions to Nextdoor’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Sponsor Share Conversion (as defined below) is in full force and effect, and (ii) the amount of (x) cash available in the trust account into which substantially all of the proceeds of KVSB’s initial public offering and private placements of its common stock have been deposited for the benefit of KVSB, certain of its public stockholders and the underwriters of KVSB’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy KVSB’s obligations to its stockholders (if any) that exercise their rights to redeem their KVSB Class A common stock pursuant to KVSB’s existing constitutional documents, and after payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of KVSB, Nextdoor or their respective affiliates (collectively, the “Trust Amount”) plus (y) the aggregate amount of cash received in connection with the PIPE Investment (as defined below), plus (z) the aggregate amount of cash that has been funded to KVSB pursuant to that certain forward purchase agreement, dated March 23, 2021, between KVSB and the Sponsor (as defined below) is at least equal to or greater than $400,000,000.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Nextdoor to prepare and deliver to KVSB certain unaudited consolidated financial statements of Nextdoor, (iv) KVSB to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of KVSB stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies and to consummate the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by KVSB, Merger Sub, and Nextdoor. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

KVSB Change in Recommendation

The Board has approved the transaction proposals set forth in the Merger Agreement and KVSB is required to include in the proxy statement/registration statement on Form S-4 the recommendation of the Board to KVSB’s stockholders that they approve the transaction proposals set forth in the Merger Agreement, including the Merger (the “KVSB Board Recommendation”). KVSB is not permitted to change the KVSB Board Recommendation (such change, a “Modification in Recommendation”) unless, as a result of an unforeseeable intervening event occurring after the date of the Merger Agreement that materially and adversely impacts Nextdoor (subject to certain exceptions), it determines in good faith, after consultation with its outside legal counsel, that the failure to make such a Modification in Recommendation would be inconsistent with its fiduciary duties under applicable law.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of KVSB and Nextdoor, (ii) by Nextdoor, if there is a Modification in Recommendation (as defined in the Merger Agreement), and (iii) by either KVSB or Nextdoor in certain other circumstances set forth in the Merger Agreement, including (a) if certain approvals of the stockholders of

KVSB, to the extent required under the Merger Agreement, are not obtained as set forth therein, (b) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (c) in the event of certain uncured breaches by the other party or (d) if the Closing has not occurred on or before April 6, 2022, the date that is nine months after the date of the Merger Agreement.

Certain Related Agreements

Subscription Agreements

On July 6, 2021, concurrently with the execution of the Merger Agreement, KVSB entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have independently subscribed for an aggregate of 27 million shares of KVSB Class A common stock for an aggregate purchase price equal to $270 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements with the PIPE Investors provide for certain registration rights. In particular, KVSB is required to, no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, KVSB is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the Closing if the SEC notifies KVSB that it will “review” the registration statement) and (ii) the fifth business day after the date KVSB is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. KVSB must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE Investors no longer hold any registrable shares, (b) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement.

Each Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by such Subscription Agreement fail to occur; and (iv) April 2, 2022, if the Closing has not occurred on or before such date.

Sponsor Support Agreement and Sponsor Holders Lock-Up

On July 6, 2021, the Sponsor entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with KVSB, Nextdoor and the other parties thereto, pursuant to which the Sponsor and each director and officer of KVSB agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated and (ii) vote for any amendments to the governing documents as are necessary and/or agree to convert and exchange or reclassify all shares of KVSB Class K common stock and KVSB Class B common stock into an aggregate of 10,408,603 shares of New Nextdoor Class B common stock at the Closing, and waive any adjustments to the conversion ratio that would otherwise have been applicable for a conversion into any amount in excess of such amount (the “Sponsor Share Conversion”), in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. In addition, 1,132,688 private placement shares held by the sponsor will also all be exchanged on a 1:1 basis into shares of New Nextdoor Class B common stock.

Also pursuant to the Sponsor Support Agreement, at the Closing the Sponsor and certain affiliated individuals (the “Sponsor Holders”) will enter into a Lock-Up Agreement (the “Sponsor Holders Lock-Up Agreement”), described further below under “Transfer Restrictions and Registration Rights.”

Stockholder Support Agreement

On July 6, 2021, certain stockholders of Nextdoor, including each of those stockholders that is a director (or affiliated with a director) or executive officer of Nextdoor, entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”) with KVSB, Nextdoor and the other parties thereto, pursuant to which such stockholders of Nextdoor agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Stockholder Support Agreement.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, KVSB, the Sponsor, certain stockholders of Nextdoor and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which KVSB will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of New Nextdoor Class A common stock (including New Nextdoor Class A common stock issuable upon conversion of New Nextdoor Class B common stock) and other equity securities of KVSB that are held by the parties thereto from time to time.

At the Closing, the Bylaws of KVSB will provide that Nextdoor equityholders (the “Nextdoor Holders”) pursuant to the Merger Agreement will be subject to certain restrictions on transfer with respect to shares of New Nextdoor Class A common stock and New Nextdoor Class B common stock held by the Nextdoor Holders immediately following the Closing (other than shares purchased in the public market or in the PIPE Investment) and the shares of New Nextdoor Class B common stock issuable upon settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Nextdoor outstanding immediately prior to the Closing (the “Nextdoor Holders Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is 180 days after the Closing, subject to certain customary exceptions, including if, after Closing, KVSB completes a transaction that results in a change of control, the Nextdoor Holders Lock-up Shares will be released from restriction immediately prior to such change of control.

The Sponsor Holders Lock-Up Agreement contains certain restrictions on transfer with respect to shares of New Nextdoor Class A common stock and New Nextdoor Class B common stock held by the Sponsor Holders immediately following the Closing (other than shares purchased in the public market, shares purchased in the PIPE Investment or shares purchased pursuant to the Forward Purchase Agreement) (the “Sponsor Holders Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is one year after the Closing, subject to certain customary exceptions, including if, after Closing, KVSB completes a transaction that results in a change of control, the Sponsor Holders Lock-up Shares are released from restriction immediately prior to such change of control.

The foregoing description of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about KVSB or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement, the Sponsor Holders Lock-Up Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the

Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under any of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement or the Sponsor Holders Lock-Up Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Stockholder Support Agreement and the Sponsor Holders Lock-Up Agreement, as applicable, which subsequent information may or may not be fully reflected in the KVSB’s public disclosures.

High Vote Stock Structure

Following the Closing, and subject to approval by KVSB’s stockholders, the New Nextdoor Class B common stock will have 10 votes per share and the New Nextdoor Class A common stock will have one vote per share. Because of the 10-to-one voting ratio between the New Nextdoor Class B common stock and the New Nextdoor Class A common stock, the holders of the New Nextdoor Class B common stock, which will consist of the former stockholders of Nextdoor, the Sponsor, and upon exercise or settlement, holders of Nextdoor stock options, restricted stock units, and other other equity awards outstanding as of immediately following the Closing in respect of awards of Nextdoor outstanding immediately prior to the Closing, collectively will control a majority of the combined voting power of KVSB following the Closing and therefore will be able to control all matters submitted to KVSB’s stockholders for approval until the earlier of (i) the date specified by a vote of the holders of 66 2/3% of the then outstanding shares of New Nextdoor Class B common stock and (ii) ten years from Closing. This concentrated control will limit or preclude the ability of holders of New Nextdoor Class A common stock to influence corporate matters for the foreseeable future following the Closing, including the election of directors, amendments of KVSB’s organizational documents, and any merger, consolidation, sale of all or substantially all of KVSB’s assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for KVSB’s capital stock that a stockholder may feel are in the best interest of KVSB’s stockholders.

Following the Closing, transfers by holders of New Nextdoor Class B common stock will generally result in those shares converting to New Nextdoor Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of New Nextdoor Class B common stock to New Nextdoor Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of the New Nextdoor Class B common stock who retain their shares.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of KVSB Class A common stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements provided by Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure

On July 6, 2021, KVSB and Nextdoor issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation, dated as of July 2021, for use by KVSB in meetings with certain of its stockholders as well as other persons with respect to KVSB’s proposed transaction with Nextdoor, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference are risk factors for Nextdoor and KVSB that were used by KVSB in meetings with certain of its stockholders as well as other persons with respect to KVSB’s proposed transaction with Nextdoor, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of KVSB under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including 99.1, 99.2 and 99.3.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between KVSB and Nextdoor. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVSB intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of KVSB, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all KVSB stockholders. KVSB also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB through the website maintained by the SEC at www.sec.gov.

The documents filed by KVSB with the SEC also may be obtained free of charge at KVSB’s website at https://khoslaventuresacquisitionco.com/KVSB.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of KVSB and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of KVSB, the combined company or Nextdoor, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between KVSB and Nextdoor. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVSB’s securities, (ii) the risk that the transaction may not be completed by KVSB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVSB, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of KVSB, the satisfaction of the minimum cash condition following redemptions by KVSB’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Nextdoor’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Nextdoor and potential difficulties in Nextdoor employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Nextdoor or against KVSB related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of KVSB’s securities on a national securities exchange, (xi) the price of KVSB’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which KVSB plans to operate or Nextdoor operates, variations in operating performance across competitors, changes in laws and regulations affecting KVSB’s or Nextdoor’s business and changes in the combined capital structure, and (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of KVSB’s registration on Form S-1 (File No. 333-253098), the registration statement on Form S-4 discussed above and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and KVSB and Nextdoor assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither KVSB nor Nextdoor gives any assurance that either KVSB or Nextdoor or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 6, 2021

10.1	Form of Subscription Agreement

10.2	Sponsor Support Agreement, dated as of July 6, 2021

10.3	Stockholder Support Agreement, dated as of July 6, 2021

10.4	Form of Sponsor Holders Lock-Up Agreement

99.1	Press Release, dated as of July 6, 2021

99.2	Investor Presentation, dated as of July 2021

99.3	Risk Factors of Nextdoor and KVSB

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Khosla Ventures Acquisition Co.

Date: July 6, 2021	By:	/s/ Peter Buckland
		Name:	Peter Buckland
		Title:	Chief Financial Officer